WestPark Capital, Inc.

1800 Century Park East, Ste 220

Los Angeles, CA 90067

United States of America

VIA EDGAR

March 27, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	CDT Environmental Technology Investment Holdings Limited (“Company”)
Registration Statement on Form F-1, as amended
File No. 333-252127

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, as representatives of the several underwriters of the Company’s proposed initial public offering, hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 5:00 p.m., Eastern Time, on Friday, March 29, 2024, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Securities Act, we, as representatives of the several underwriters, wish to advise you that there will be distributed to each Underwriter or dealer, who is reasonably anticipated to participate in the distribution of the securities, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

WestPark Capital, Inc.

By:	/s/ Jason Stern
Name:	Jason Stern
Title:	Authorized Representative